Data to be Presented at MS Boston 2014: Joint ACTRIMS-ECTRIMS Meeting Underscore Teva’s
Commitment to Developing Solutions to Meet the Needs of the
Multiple Sclerosis Community

Jerusalem, September 3, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that more than 20 company-sponsored abstracts including data on COPAXONE® (glatiramer acetate injection) and laquinimod, an investigational therapy for multiple sclerosis (MS), will be featured at the MS Boston 2014: Joint ACTRIMS-ECTRIMS Meeting in Boston, Massachusetts, September 10 – 13, 2014.

“Teva takes pride in its well-established presence in the MS community and on-going efforts to bring convenient, effective therapies to those living with this disease,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries, Ltd. “The data being presented at this year’s joint ACTRIMS-ECTRIMS meeting continues to demonstrate our commitment to researching and developing new treatment options to benefit and meet the needs of this diverse patient population.”

Platform Presentation/Poster Session Details:

COPAXONE®:

•	[FC3.2] GLACIER: open-label, randomized safety/tolerability study of glatiramer acetate 40mg/mL three times weekly versus 20mg/mL daily in RRMS (Free Communication 3, September 12, 2014, 08:27-08:39) J. Wolinsky, D. Dietrich, T. Borresen, B. Gilder, J. Steinerman, Y. Sidi, A. Vainstein S. Kolodny, V. Knappertz, GLACIER Study Group

•	[P306] Reduced frequency and severity of injection site reactions with glatiramer acetate 40mg/mL three times weekly dosing (Poster Session 1, September 11, 2014, 15:30-17:00) J. Wolinsky, Y. Sidi, J. Steinerman, V. Knappertz, S. Kolodny, GLACIER Study Group

•	[P080] Convenience of glatiramer acetate 40mg/mL three times weekly: evidence from the GLACIER study (Poster Session 1, September 11, 2014, 15:30-17:00) J. Wolinsky, T. Borresen, D. Dietrich, B. Gilder, Y. Sidi, J. Steinerman, V. Knappertz, S. Kolodny, GLACIER Study Group

•	[P053] Comparable clinical and MRI efficacy of glatiramer acetate 40mg/mL TIW and 20mg/mL QD: results of a systematic review and meta-analysis (Poster Session 1, September 11, 2014, 15:30-17:00) G. Cutter, J. Wolinsky, G. Comi, D. Ladkani, V. Knappertz, A. Vainstein, N. Sasson, O. Khan

•	[P100] Indirect comparison of glatiramer acetate 40mg/mL TIW and 20mg/mL QD dosing regimen effects on relapse rate: results of a predictive statistical model (Poster Session 1, September 11, 2014, 15:30-17:00) G. Cutter, J. Wolinsky, G. Comi, D. Ladkani, V. Knappertz, A. Vainstein, N. Sasson, O. Khan

•	[P490] The value of MRS, a novel MRI technique, as a predictor of disability: analysis at 20 years of RRMS patients treated long-term with glatiramer acetate (Poster Session 1, September 11, 2014, 15:30-17:00) O. Khan, F. Bao, C. Ford, S. Kolodny, A. Vainstein, Y. Sidi

•	[P475] MRI correlates of disability: neuroimaging substudy at 20 years in the ongoing US glatiramer acetate open-label extension study (Poster Session 1, September 11, 2014, 15:30-17:00) O. Khan, F. Bao, G. Ramesh, K. Thakore, C. Caon, C. Santiago, Z. Latif, R. Aronov, I. Zak, Y. Sidi, S. Kolodny, the MRI Sub-study of the US Open-Label Glatiramer Acetate Study Group

•	[P282] Mechanism of action and safety implications of differently manufactured glatiramer acetates: gene expression studies of a human monocyte cell line (Poster Session 1, September 11, 2014, 15:30-17:00) S.E. Kolitz, T. Hasson, F. Towfic, J.M. Funt, S. Bakshi, K.D. Fowler, D. Laifenfeld, M.N. Artyomov, R. Schwartz, A. Komlosh, L. Hayardeny, D. Ladkani, M.R. Hayden, B. Zeskind, I. Grossman

•	[LBP20] A multi-SNP signature predicts high response to Copaxone (Glatiramer Acetate) in RRMS patients (Late Breaking News, September 13, 2014, 10:00-10:30) C. Ross, F. Towfic, D. Laifenfeld, J. Levy, D. Ladkani, L. Hayardeny, B. Zeskind, V. Knappertz, I. Grossman, M. Hayden

Laquinimod:

•	[FC1.3] Long-term follow-up of laquinimod in patients with relapsing-remitting multiple sclerosis (Free Communication 1, September 12, 2014, 08:39-08:51) G. Comi, T.L .Vollmer, N. Ashtamker, Y. Sidi, D. Ladkani, T. Gorfine, P.S. Sørensen

•	[P068] Ambulation benefit with laquinimod in patients with worsening MS (EDSS over 3) is consistent with reduction in confirmed disability progression (Poster Session 1, September 11, 2014, 15:30-17:00) T.L. Vollmer, G. Comi, G. Cutter, G. Giovannoni, J.R. Steinerman, N. Sasson, T. Gorfine, V. Knappertz

•	[P062] Clinical efficacy of laquinimod 0.6mg once-daily in worsening relapsing-remitting multiple sclerosis defined by baseline EDSS over 3 (Poster Session 1, September 11, 2014, 15:30-17:00) T.L. Vollmer, G. Comi, L. Kappos, X. Montalban, G. Cutter, J.R. Steinerman, N. Sasson, T. Gorfine, V. Knappertz

•	[P061] Consistent effect of laquinimod on relapse-related and disability progression-related endpoints (Poster Session 1, September 11, 2014, 15:30-17:00) G. Comi, T.L. Vollmer, L. Kappos, X. Montalban, T. Gorfine, N. Sasson, V. Knappertz

•	[P070] Laquinimod disability progression effects are maintained with increasingly rigorous confirmation time intervals (Poster Session 1, September 11, 2014, 15:30-17:00) G. Comi, T.L. Vollmer, L. Kappos, X. Montalban, N. Sasson, T. Gorfine, V. Knappertz

•	[P963] Laquinimod regulates inflammatory gene induction in a human model of reactive astrogliosis (Poster Session 2, September 12, 2014, 14:45-16:15) T. Pham, J. Mariani, J. Seto, B. Hartmann, L. Hayardeny, G.R. John

•	[P718] Laquinimod treatment prevents cuprizone-induced demyelination independent of Toll-like receptor signaling via MyD88 and TRIF (Poster Session 2, September 12, 2014, 14:45-16:15) N. Kramann, L. Menken, L. Hayardeny, U. Hanisch, W. Brück, Christiane Wegner

•	[P955] Laquinimod reduces CNS autoimmunity by activation of natural killer cells (Poster Session 2, September 12, 2014, 14:45-16:15) M. Ott, C. Wegner, L. Hayardeny, E. Ullrich, W. Brück, S. Nessler

•	[P387] Laquinimod prevents NMOIg-induced disease exacerbation in a model of neuromyelitis optica (Poster Session 1, September 11, 2014, 15:30-17:00) A. Argaw, L. Asp, J. Zhang, V. Cogliani, P. Waters, L. Hayardeny, M. Levy, G.R. John

•	[P381] Laquinimod prevents disability progression in a model of spontaneous chronic EAE and interferes with the development of follicular helper T-cells (Poster Session 1, September 11, 2014, 15:30-17:00) M. Varrin-Doyer, U. Schulze Topphoff, K. Pekarek, R.A. Sobel, S.S. Zamvil

About COPAXONE®

COPAXONE® (glatiramer acetate injection) is indicated for the treatment of patients with relapsing forms of multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. See additional important information at: www.CopaxonePrescribingInformation.com. For hardcopy releases, please see enclosed full prescribing information. COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

Important Safety Information about COPAXONE®

Patients allergic to glatiramer acetate or mannitol should not take COPAXONE®. Some patients report a short-term reaction right after injecting COPAXONE®. This reaction can involve flushing (feeling of warmth and/or redness), chest tightness or pain with heart palpitations, anxiety, and trouble breathing. These symptoms generally appear within minutes of an injection, last about 15 minutes, and go away by themselves without further problems. During the postmarketing period, there have been reports of patients with similar symptoms who received emergency medical care. If symptoms become severe, patients should call the emergency phone number in their area. Patients should call their doctor right away if they develop hives, skin rash with irritation, dizziness, sweating, chest pain, trouble breathing, or severe pain at the injection site. If any of the above occurs, patients should not give themselves any more injections until their doctor tells them to begin again. Chest pain may occur either as part of the immediate postinjection reaction or on its own. This pain should only last a few minutes. Patients may experience more than one such episode, usually beginning at least one month after starting treatment. Patients should tell their doctor if they experience chest pain that lasts for a long time or feels very intense. A permanent indentation under the skin (lipoatrophy or, rarely, necrosis) at the injection site may occur, due to local destruction of fat tissue. Patients should follow proper injection technique and inform their doctor of any skin changes. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain. These are not all of the possible side effects of COPAXONE®. For a complete list, patients should ask their doctor or pharmacist. Patients should tell their doctor about any side effects they have while taking COPAXONE®.

Patients are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

About Laquinimod

Laquinimod is a once-daily oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS) and progressive forms of MS. The global Phase III clinical development program evaluating laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO (both 0.6mg). A third Phase III laquinimod trial, CONCERTO, is evaluating two doses of the investigational product (0.6mg and 1.2mg) in approximately 2,100 patients for up to 24 months. The primary outcome measure will be time to confirmed disability progression as measured by the EDSS.

In the ALLEGRO and BRAVO trials, adverse reactions included headache, abdominal pain, back and neck pain, appendicitis, and mild, asymptomatic laboratory abnormalities, including liver enzyme elevations, hematological changes, and elevation of CRP or fibrinogen levels.

In addition to the MS clinical studies, studies are planned to evaluate the efficacy, safety and tolerability of laquinimod in other neurodegenerative diseases including Huntington’s disease.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s Specialty Medicines businesses focus on CNS, respiratory oncology, pain, and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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